NHCOHEN CAPITAL LLC

NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION AND NATURE OF BUSINESS

NHCohen Capital LLC (the "Company') was formed as a Delaware Limited Liability Company on April 17, 2014. The Company is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's office is located in New York, New York.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company is engaged as a selling agent of direct participation programs in real estate. These will typically consist of private placements offered pursuant to the Regulation D exemption. If the Firm elects to engage in a general solicitation such will be made in conformity with Rule 506(c). The programs will be undertaken for the benefit of third party sponsors and such investments will primarily be offered to accredited investors that are known to the Firm's registered personnel. All offerings will be on a best efforts basis.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Cash, prepaid expenses and payables are short-term in nature and accordingly are reported in the statement of financial condition at fair value or carrying amounts that approximate fair value.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness

to net capital, both as defined, shall not exceed 15 to 1. The Company had net capital of $102,534 at December 31, 2015 and net capital of $57,722 at December 31, 2014 which was $97,534 and $52,722 respectively in excess of its required net capital of $5,000. The Company's net capital ratio was 0.06 to 1 at December 31, 2015 and zero at December 31, 2014.

4. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

During the year ended December 31, 2014 and December 31, 2015, there were no subordinated liabilities to the claims of general creditors. Accordingly, a statement of changes in liabilities subordinated to claims of general creditors has not been included in these financial statements.

5. SIPC SUPPLEMENTAL REPORTING

The Company is exempt from the filing of the SIPC Supplemental Report as net operating revenues are less than $500,000.

6. CONCENTRATION OF CREDIT RISK

The Company is engaged in brokerage activities in which it engages in investment activities with limited partnerships and limited liability companies throughout the United States. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the company's policy to review, as necessary, the credit standing of each counter-party. The Company's financial instruments that are subject to concentrations of credit risk primarily consist of cash. The Company places its cash with one high credit quality institution. At times, such cash may be in excess of the FDIC insurance limits. The Company believes that it is not exposed to any significant risk related to cash.

7. COMMITMENTS AND CONTINGENCIES

The Company had no commitments, no contingent liabilities and had not been named as a defendant in any lawsuit as December 31, 2015 or during the year then ended.

8. INCOME TAX

The Company is treated as a flow-through entity for income tax purposes. As a result, the net taxable income of the Company and any related tax credits, for federal income tax purposes, are deemed to pass to the Parent and are included in the Parent's members' personal tax returns even though

such net taxable income or tax credits may not actually have been distributed. Accordingly, no tax provision has been made in the financial statements since the income tax is a personal obligation of the individual members of the parent. The Company is subject to state income tax. The Company has not recorded provisions for estimated New York margin taxes for the years ended December 31, 2014 and December 31, 2015 as in the opinion of management the amount is immaterial.

9. **COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3**

The Company operates under the provisions of Paragraph (k) (2) (i) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k) (2) (i) provide that the Company will not hold customer funds or safe keep customer securities. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and the disclosure of Information Relating to Possession or Control Requirements are not required.

During the year ended December 31, 2014 and December 31, 2015, in the opinion of management, the Company has maintained compliance with the conditions for the exemption specified in paragraph(k)(2)(i) of Rule 15c3-3.

10. **GUARANTEES**

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index, or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees at December 31, 2015 or during the year then ended.

11. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

For the year ending December 31, 2015, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. Company management has reviewed the accounting standards updates issued by the FASB that were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year ending December 31, 2015. Based upon this review, the Company has implemented the pronouncements that require adoption (if any) and disclosed them in an appropriate footnote. They have also concluded that the remaining pronouncements have either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

12. SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there are no events which took place that would have a material impact on its financial statements.